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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Farbman                              Eileen
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   (Last)                            (First)              (Middle)

One North Bridge Terrace
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                                    (Street)

Mount Kisco                        New York                 10549
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

03/30/01
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

Price Communications Corporation (PR)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
          Member of Group that includes 10% Owner
          ---------------------------------------
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6.   If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock, $.01 par value             3,625,000                   (I)                  See Explanatory Note.

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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          (Over)
                                                                  SEC 1473)3-99)

(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

None.
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
Explanation of Responses:

* The Reporting Person has been appointed by a court of competent jurisdiction as the guardian of (i) 1,812,500 shares of Common Stock of the Issuer owned by her minor child, Alexandra Farbman, and (ii) 1,812,500 shares of Common Stock of the Issuer owned by her minor child, Leo Farbman. The Reporting Person has entered into a Voting Agreement dated as of March 30, 2001 with Robert Price, Director, President and Chief Executive Officer of the Issuer ("Price"). Price is an officer, director and 10% owner of Issuer. Pursuant to the terms of such Voting Agreement, Price and the Reporting Person agreed to vote the shares of Common Stock of the Issuer held by them as directed by the Majority Stockholder. For purposes of the Voting Agreement, Price is the Majority Stockholder. As a result of the Voting Agreement, the Reporting Person may be deemed for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act, as amended, to be a member of a group that includes Price. The Reporting Person, however, disclaims beneficial ownership of shares of Common Stock held by Price that are subject to the Voting Agreement, with respect to which she has no voting or dispositive power or any pecuniary interest.



     /s/ Eileen Farbman                                          4/06/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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